QSOUND

CHANGE OF AUDITOR NOTICE
Pursuant to National Instrument 51-102

To: **Grant Thornton LLP**
Sun Life Plaza, East Tower, Suite 1000
112 - 4th Avenue S.W.
Calgary, Alberta T2P 0H3

And To: **KPMG LLP**
Suite 2700
Bow Valley Square II
205 - 5th Avenue SW
Calgary, Alberta T2P 4B9

Grant Thornton LLP ("Former Auditor") submitted its resignation as the auditors of QSound Labs, Inc. (the "Company") at the request of the Company after being informed that the Company's Board of Directors had determined, on October 6, 2006, to propose the appointment of KPMG LLP Chartered Accountants ("Successor Auditor") as the Company's auditors at the next annual meeting of shareholders. The Former Auditor's resignation is effective October 6, 2006 and has been accepted by the Company. The Successor Auditor has been appointed as the Company's auditor effective October 6, 2006.

The Audit Committee and the Board of Directors considered and approved the resignation of the Former Auditor and the appointment of the Successor Auditor.

There were no reservations in the Former Auditor's reports on any of the Company's financial statements relating to the period commencing on January 1, 2004 and ending on the date hereof. Further, during this period there were no reportable events including disagreements, consultations or unresolved issues as defined in National Instrument 51-102.

DATED this 12 day of October, 2006

David Gallagher
President

QSound Labs, Inc.
Head Office & Technical Research Facility: 400, 3115-12th Street NE • Calgary, AB • Canada T2E 7J2 • Phone: 403.291.2492 • Fax: 403.250.1521
www.qsound.com